Exhibit 12
SOUTHWEST GAS CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of dollars)

	For the Twelve Months Ended
	Sep 30,	December 31,
	2007	2006	2005	2004	2003	2002
1. Fixed charges:
A) Interest expense	$93,446	$92,878	$87,687	$84,138	$78,724	$79,586
B) Amortization	2,785	3,467	3,700	3,059	2,752	2,278
C) Interest portion of rentals	7,452	6,412	6,333	6,779	6,665	8,846
D) Preferred securities distributions	-	-	-	-	4,015	5,475
Total fixed charges	$103,683	$102,757	$97,720	$93,976	$92,156	$96,185

2. Earnings (as defined):
E) Pretax income from
continuing operations	$134,071	$128,357	$68,435	$87,012	$55,384	$65,382
Fixed Charges (1. above)	103,683	102,757	97,720	93,976	92,156	96,185
Total earnings as defined	$237,754	$231,114	$166,155	$180,988	$147,540	$161,567

	2.29	2.25	1.70	1.93	1.60	1.68